SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

10 January 2019

Prudential plc and UOB renew and expand their regional strategic bancassurance alliance

Prudential plc ("Prudential") and United Overseas Bank Limited ("UOB") are pleased to announce the renewal of their successful regional strategic bancassurance alliance.

The new agreement extends the original alliance which commenced in 2010 to 2034 and increases the geographical scope to include a fifth market, Vietnam, alongside our existing footprint across Singapore, Malaysia, Thailand and Indonesia.

Under the terms of the renewal, Prudential's life insurance products will be distributed through UOB's extensive network of more than 400 branches in five markets, providing access to over four million UOB customers. In addition, Prudential will use its digital capabilities to deliver protection focused propositions to aid UOB's digital bank expansion and customer acquisition aspirations. An initial fee of £662 million will be paid under the agreement which will be funded through internal resources.

Mike Wells, Group Chief Executive of Prudential, said: "We have built a highly effective bancassurance partnership with our colleagues at UOB that has driven double-digit annual sales and new business profit growth since 2010. The extended partnership provides UOB's growing customer base with continued access to Prudential's market-leading and innovative product suite, and demonstrates our commitment to fulfilling the evolving savings and protection needs of consumers. We believe there is a significant opportunity for future growth in Southeast Asia and the renewal reflects our commitment to using our capabilities to benefit our customers and shareholders".

Mr Wee Ee Cheong, Deputy Chairman and Group Chief Executive Officer of UOB, said the renewed agreement reflects the long-term approach and success of this partnership since 2010, "UOB is focussed on creating financial solutions in the best interests of customers and which are essential to their lifestyles and life stages. We believe that our continued partnership with Prudential will create greater value for our customers and our stakeholders across the region and reinforces our position as the premier ASEAN bank. We look forward to working together with Prudential to continue developing unique and innovative insurance solutions for Asia's burgeoning affluent population and its increasing number of mobile-first and mobile-only consumers."

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3537	Chantal Waight	+44 (0)20 7548 3039
Tom Willetts	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860
Susanna Hui	+852 2918 5485	William Elderkin Darwin Lam Mark Fairbairn	+44 (0)20 3480 5590 +852 2918 6348 +852 2918 6358

Footnotes:

As part of this transaction, Prudential has agreed to pay UOB an initial fee of £662 million for distribution rights which is not dependent on future sales volumes. This amount will be paid in three instalments of  £230 million in February 2019, £331 million in January 2020 and £101 million in January 2021.

A SGD:£ foreign exchange rate of 1.7360 has been used to determine the figures disclosed above.

Notes to Editors:

About Prudential plc
Prudential plc and its affiliated companies constitute one of the world's leading financial services groups, serving over 26 million customers, with £664 billion of assets under management (as at 30 June 2018). Prudential plc is incorporated in England and Wales and is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

About UOB
United Overseas Bank Limited is a leading bank in Asia with a global network of more than 500 offices in 19 countries and territories in Asia Pacific, Europe and North America. Since its incorporation in 1935, UOB has grown organically and through a series of strategic acquisitions. UOB is rated among the world's top banks: Aa1 by Moody's and AA- by Standard & Poor's and Fitch Ratings respectively. In Asia, UOB operates through its head office in Singapore and banking subsidiaries in China, Indonesia, Malaysia, Thailand and Vietnam, as well as branches and representative offices across the region.

Forward-Looking Statements
This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, the timing, costs and successful implementation of the demerger of the M&G Prudential business; the future trading value of the shares of Prudential plc and the trading value and liquidity of the shares of the to-be-listed M&G Prudential business following such demerger;  future market conditions, including fluctuations in interest rates and exchange rates the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives; the political, legal and economic effects of the UK's decision to leave the European Union; the impact of continuing designation as a Global Systemically Important Insurer or 'G-SII'; the impact of competition, economic uncertainty, inflation and deflation; the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal projects and other strategic actions failing to meet their objectives; disruption to the availability, confidentiality or integrity of Prudential's IT systems (or those of its suppliers); the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal and regulatory actions, investigations and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading in its most recent Annual Report and the 'Risk Factors' heading of Prudential's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the 'Risk Factors' heading of any subsequent Prudential Half Year Financial Report. Prudential's most recent Annual Report, Form 20-F and any subsequent Half Year Financial Report are available on its website at www.prudential.co.uk.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 January 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Chief Financial Officer